SECURITIES AND EXCHANGE COMMISION

                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                             Commission File Number___0-25177__


                           NOTIFICATION OF LATE FILING

   (Check One): _X_ Form 10-K   ___ Form 11-K   ___ Form 20-F   ___ Form 10-Q
|_| Form N-SAR

  For Period Ended: ______________June 30, 2000________________________________


___Transition Report on Form 10-K            ___Transition Report on Form 10-Q
___Transition Report on Form 20-F            ___Transition Report on Form N-SAR
___Transition Report on Form 11-K

For the Transition Period Ended: __________________________________________

Read attached instruction sheet before preparing form. Please print or type

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the item (s) to which the notification relates:

 __________________________________________________________________________


                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant ______________Advanced Engine Technologies, Inc________

Former name is applicable

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Address of Principal executive office (Street and Number)

__________________________________11150 W. Olympic Blvd. Suite 1020____________


City, State and Zip code _______________Los Angeles, CA 90064__________________


                                     PART II

                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

          (a) _X The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
          (b) _X The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) ___The accountant's statement or other exhibit required by Rule 12b-25(C)has been attached if applicable.

                                    PART III

                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Advanced Engine Technologies, Inc. has changed its corporate office location and management recently preventing the Company from filing a Financial Statement and Annual Report for the yearend of June 30, 2000. Due to the relocation and management changes, the auditors could not complete the audit and the filing of Form 10-KSB in sufficient time for it to be filed by September 29, 2000.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

________Neil Cummings_________________________________310______914-1849_____
         (Name)                                  (Area Code)(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 _X_ Yes  ___ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portions thereof?

                                                                 _X_ Yes  ___ No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         Attached explanation: Item 1

         _________________Advanced Engine Technologies, Inc.___________________
                      (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


         Date   September 28, 2000
         --------------------------------------------






         By  /s/ Carroll Shelby
         --------------------------------------------
           (Carroll Shelby, President)

                                     ITEM 1

                  The Company expects that its operating results for the year ended June 30, 2000 will differ significantly from the results for the year ended June 30, 1999. This is because of increasing research, development and administrative costs. As a result the Company expects to report a net loss of approximately $ 2.2 million for fiscal 2000 as compared to a loss $902,381 for fiscal 1999. The estimated net loss per share for fiscal 2000 is expected to be approximately $.12 as compared to $.04 for fiscal 1999.